UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04039944

August 3, 2004

Chris B. Walther
Assistant Secretary
and Associate General Counsel
The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH 45202-3315

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 8/3/2004

Re: The Procter & Gamble Company

Dear Mr. Walther:

This is in regard to your letter dated July 20, 2004 concerning the shareholder proposal submitted by Evelyn Y. Davis for inclusion in Proctor & Gamble's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and Proctor & Gamble therefore withdraws its June 7, 2004 request for a no-action letter from the Division. Because the matter is now moot, we have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

Enclosures

cc: Evelyn Y. Davis
Editor
Highlights and Lowlights
Watergate Office Building
2600 Virginia Avenue, NW, Suite 215
Washington, DC 20037

P&G

Chris B. Walther
Assistant Secretary
and Associate General Counsel

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH 45202-3315
(513) 983-7854 phone
(513) 983-2611 fax
walther.cb@pg.com
www.pg.com

June 30, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Evelyn Y. Davis for <u>Inclusion in The Procter & Gamble Company 2004 Proxy Statement</u>

Dear Sir or Madam:

This letter responds to Mrs. Evelyn Y. Davis' letter, dated June 16, 2004, concerning The Procter & Gamble Company's ("P&G's") no action request to the Staff, dated June 7, 2004.

Mrs. Davis' proposal requests that "the Board of Directors take the necessary steps to reinstate the election of directors ANNUALLY, instead of the stagger system which was recently adopted." P&G has taken steps to substantially implement Mrs. Davis' proposal by submitting the matter to a binding shareholder vote. If the proposal receives more than a 50% vote of the outstanding shares, it will become immediately effective. Accordingly, we believe Mrs. Davis' proposal may be excluded pursuant to Rule 14a-8(i)(10).

Mrs. Davis argues P&G has not substantially implemented her proposal, because P&G's Board intends to recommend a vote against declassification. The Staff's precedent makes clear the Board's recommendation makes no difference to the analysis. As recently as March 8, 2004, the Staff concluded the Weyerhaeuser Company could omit a shareholder proposal for declassification because the board planned to submit to shareholders a binding declassification amendment to its Articles of Incorporation, despite the board's recommendation to vote against the amendment. *See Weyerhaeuser Company* (March 8, 2004). *See also KeyCorp* (Mar. 13, 2002).

If you have any questions, please contact me at (513) 983-7854.

Very truly yours,

Chris B. Walther
Associate General Counsel
The Procter & Gamble Company

CBW:jmh
cc: Evelyn Y. Davis

Chris B. Walther
Assistant Secretary
and Associate General Counsel

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH 45202-3315
(513) 983-7854 phone
(513) 983-2611 fax
walther.cb@pg.com
www.pg.com

RECEIVED
2004 JUN -9 AM 11:01
OFFICE OF CHIEF COUNSEL

June 7, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Evelyn Y. Davis for Inclusion in The Procter & Gamble Company 2004 Proxy Statement

Dear Sir or Madam:

The Procter & Gamble Company ("P&G") has received from Mrs. Evelyn Y. Davis a proposal and supporting statement for inclusion in P&G's proxy materials to be distributed in connection with its 2004 annual meeting of shareholders. Mrs. Davis' proposal requests that "the Board of Directors take the necessary steps to reinstate the election of directors ANNUALLY, instead of the stagger system which was recently adopted."

P&G has taken steps to substantially implement Mrs. Davis' proposal. Accordingly, we request confirmation that the staff will not recommend enforcement action, if P&G excludes Mrs. Davis' proposal pursuant to Rule 14a-8(i)(10).

Background

Mrs. Davis has previously submitted to P&G non-binding shareholder proposals calling for declassification of P&G's Board of Directors ("Board"). After the 2003 annual meeting of shareholders at which Mrs. Davis submitted such a proposal, P&G undertook a comprehensive analysis of its classified Board structure. As a result of this analysis, P&G's Board adopted a resolution pursuant to which the Board will submit to shareholders a binding resolution to declassify P&G's Board at P&G's 2004 annual meeting ("Board Proposal"). Declassification requires an amendment to P&G's Code of Regulations, which, in turn, requires an affirmative vote of a majority of P&G's outstanding shares. This latter requirement stems from P&G's Code of Regulations, as well as Ohio law.

The Board will recommend that shareholders vote against the Board Proposal because it believes retaining the classified board structure is in the best interests of shareholders.

Basis for Exclusion Pursuant to Rule 14a-8(i)(10): P&G has Already Substantially Implemented Mrs. Davis' Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy statement if the proposal has already been substantially implemented by the company. If the Board Proposal is approved by the shareholders, the appropriate P&G personnel must takes the steps necessary to change P&G's Code of Regulations and declassify the Board. The result will be the same result requested by Mrs. Davis' proposal. Therefore, Mrs. Davis' proposal has been substantially implemented.

There is ample precedent supporting our request to exclude Mrs. Davis' proposal. *See Weyerhaeuser Company* (March 8, 2004) (permitting the company to omit a shareholder proposal to declassify the board based on the company's argument that the proposal had been substantially implemented because the board planned to submit for shareholder approval an amendment to its Articles of Incorporation to declassify its board, despite the board's recommendation to vote against the amendment); *SBC Communications Inc.* (Jan. 9, 2004) (permitting the company to omit a shareholder proposal to declassify the board based on the company's argument that the proposal had been substantially implemented because the board had approved an amendment to the company's bylaws to eliminate the classified structure and would be submitting such amendment to the company's shareholders at the annual meeting, as required by the company's Certificate of Incorporation); *KeyCorp* (Mar. 13, 2002) (permitting the company to omit a shareholder proposal to declassify the board based on the company's argument that the proposal had been substantially implemented because the company itself would be including a binding proposal to declassify the board in the company's proxy statement, despite the board's recommendation that shareholders vote against the company's proposal).

Conclusion

Mrs. Davis' proposal may be properly excluded from P&G's 2004 proxy materials because it has been substantially implemented by the Board Proposal. P&G is placing the issue before the shareholders, rendering Mrs. Davis' proposal moot. We, therefore, request that the staff confirm it will not recommend enforcement action, if Mrs. Davis' proposal is not included in P&G's 2004 proxy materials.

Pursuant to Rule 14a-8(j), we are including six copies of this letter, as well as Mrs. Davis' proposal. There is no other correspondence related to this matter. A copy of this letter is also being simultaneously sent to Mrs. Davis.

We anticipate printing P&G's 2004 proxy materials on or about August 12, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. If you have any questions, please contact me at (513) 983-7854.

Very truly yours,

Chris B. Walther
Associate General Counsel
The Procter & Gamble Company

CBW:jmh
Attachments
cc: Evelyn Y. Davis

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

CERTIFIED RETURN
RECEIPT REQUESTED

(202) 737-7755 OR
(202) 338-8989

November 21, 2003

Fax to (513) 983-9181

A.G. Lafly, Chairman and CEO
P&G
Cincinnati, Ohio

Dear A.G.:

This is a formal notice to the management of P&G that Mrs. Evelyn Y. Davis, who is the owner of 400 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2004. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders of P&G recommend that the Board of Directors take the necessary steps to reinstate the election of directors ANNUALLY, instead of the stagger system which was recently adopted."

REASONS: "Until recently, directors of P&G were elected annually by all shareholders."

"The great majority of New York Stock Exchange listed corporations elect all their directors each year."

"This insures that ALL directors will be more accountable to ALL shareholders each year and to a certain extent prevents the self-perpetuation of the Board."

"Last year the owners of........*shares, representing approximately 56% of shares voting, voted FOR this proposal."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,

.....*Please fill in correct figure.

Mrs. Evelyn Y. Davis

CC: SEC in D.C.

P.S. A.G: As WE discussed, of course, IF the Board plans to FORMALLY recommend to the shareholders to adopt MY proposal, then I would be willing to withdraw this proposal, subject to a follow-up phone chat with YOU.

DO HAVE A WONDERFUL THANKSGIVING.

P&G

A. G. Lafley
Chairman of the Board
President and Chief Executive

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH 45202-3315
(513) 983-2605 phone
(513) 983-9181 fax
lafley.ag@pg.com
www.pg.com

July 2,2004: P&G just does NOT want ME NOR the SEC to see their language, which means they are up to no good, unlike theother cos. which did agree to discuss the wording with ME BEFOREHAND.

Do not make any judgments BEFORE YOU SEE THEIR PROPOSED WORDING, then you will NOTE that their resolution in NOWAYS implements mine, but to the contrary has just negative words re ending the stagger system. IT IS DIFFERENT from Wyerhauser., NOT at all similar.

June 16, 2004

Mrs. Evelyn Y. Davis
Highlights and Lowlights
Watergate Office Building
2600 Virginia Ave. N. W. Suite 215
Washington, DC 20037

Dear Ms. Davis:

You recently called my office requesting a copy of the language we will include in this year's proxy concerning the potential reinstatement of the annual election of all Directors.

During our recent call, I suggested we would provide a draft of this language to you in the near future. We are still fine-tuning the language. Our legal group also advised me it would not be appropriate to share a draft until the Board's Governance & Nominating Committee has an opportunity to review the language and provide their input. The next meeting of the Committee is on July 13, 2004. We will need a week or so after the meeting to reflect the Committee's suggestions. Consequently, we anticipate providing you with a copy of the proxy language in the latter part of July. When we provide the language, we trust you will keep it confidential until our proxy is published.

I assure you the proxy language will appropriately acknowledge the fact you have championed this issue for a number of years, including last year.

I am sorry we cannot share proposed proxy language with you sooner, but I trust you can understand why the Governance Committee and full Board of Directors need to approve the draft proxy first.

Thank you.

7/2/2005 I have NOT agreed to keep it confidential. That means their language in the body of their Resolution will contain mostly unfavorable language

Very truly yours,

A. G. Lafley

AGL:kbk (1179)

EVELYN Y. DAVIS

Editor

HIGHLIGHTS AND LOWLIGHTS



Watergate Office Bldg., Suite 215
2600 Virginia Ave., N.W.
Washington, D.C. 20037

Phone (202) 737-7755
~~(202) 338-8989~~

Facsimile Transmission

TO: Judy Bell FAX: 942-9666

ATTN: herself only

TIME: 12.10PM DATE: July 2, 2004

PAGES: (including cover page) 2

COMMENTS:

Marty

P&G

Chris B. Walther
Assistant Secretary
and Associate General Counsel

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH 45202-3315
(513) 983-7854 phone
(513) 983-2611 fax
walther.cb@pg.com
www.pg.com

July 20, 2004

Attn: Grace Lee
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ms. Lee:

This is to confirm that we withdraw our request for a No Action letter in connection with a proxy proposal by Mrs. Evelyn Y. Davis, simultaneously with, and contingent upon, your receipt of a notification from Mrs. Davis that she has withdrawn her proxy proposal.

Very truly yours,

C. B. Walther

Chris B. Walther
Associate General Counsel
The Procter & Gamble Company

CBW:jmh

P&G

A. G. Lafley
Chairman of the Board
President and Chief Executive

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH 45202-3315
(513) 983-2605 phone
(513) 983-9181 fax
lafley.ag@pg.com
www.pg.com

513 983-9181
Fax

July 20, 2004

Mrs. E. Y. Davis
Highlights and Lowlights
Watergate Office Building
2600 Virginia Ave., NW, Suite 215
Washington, D.C. 20037
(via fax: 202-338-7084)

Dear Mrs. Davis.

This is to confirm that we will withdraw our request for a no action letter in connection with the withdrawal of your proxy proposal.

We will coordinate our mutual withdrawals with the SEC.

I have attached a copy of the letter we propose sending to the SEC to confirm our agreement to simultaneously withdraw our proposals.

These actions should resolve the issue you and I have been working together.

Thank you very much.

Very truly yours,

A. G. Lafley

AGL:kbk (1213)

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

(202) 737-7755
[redacted]

July 20,2004 1.45pm

A.G. Lafley, CEO
P&G
Cincinnati,Ohio45202

Fax 912-9525

Dear A.G.:

I am hereby withdrawing my proposal re ending the stagger system for P&G's 2004 annual meeting. My withdrawal is contingent on YOUR hereby withdrawing P&G's request for a no-action letter.

I am delighted we are able to come to an amicable agreement. I am sending hereby a copy of my letter to Alan Beller, Director Division of Corporate Finance SEC and Martin Dunn the Deputy Director

It is also my understanding YOU will use the SAME language in the wording of your resolution(including the POSITIONING of the CREDIT due me re my years of prodding on the issue)which you send me yesterday

Sincerely

Mrs. Evelyn Y.Davis

CC Alan Beller, Director Division of Corporate Finance SEC
CC Martin Dunn, Deputy Director Division of Corporate Finance.

P.S. A.G: DO send me NOW your letter of withdrawal of P&G's no action letter request.

P&G

Chris B. Walther
Assistant Secretary
and Associate General Counsel

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH 45202-3315
(513) 983-7854 phone
(513) 983-2611 fax
walther.cb@pg.com
www.pg.com

July 13, 2004

Martin P. Dunn
Deputy Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(Via Fax: 202-942-9525)

Dear Marty:

This follows up on our conversation last week about The Procter & Gamble Company's no-action request with respect to Mrs. Evelyn Y. Davis' shareholder proposal concerning the annual election of directors.

This letter re-confirms our Board's commitment to include a binding proposal in the Company's 2004 proxy statement to amend the relevant section of the Company's Code of Regulations to provide for the annual election of all directors. If the proposal receives the affirmative vote of more than 50% of the outstanding shares, then the classified Board structure will be eliminated. Consistent with our prior correspondence on this matter, the Board will recommend a vote against the measure, since it believes the advantages of a classified Board outweigh the disadvantages.

For your reference, I am attaching to this letter a copy of the draft language we intend to include in our 2004 proxy statement. This was reviewed and approved today by our Governance & Nominating Committee and entire Board. In separate correspondence, a copy of which is also attached, Mr. A. G. Lafley, our CEO shared this language with Mrs. Davis.

We appreciate your consideration of our no-action request and look forward to receiving formal confirmation that we may omit Mrs. Davis' proposal on the grounds the Company has taken steps to substantially implement her proposal.

I will be out of the office the balance of this week. Please feel free to reach me via cell phone at (513) 226-0925, if you have any questions or concerns.

Very truly yours,

Chris B. Walther
Associate General Counsel
The Procter & Gamble Company

CBW:jmh
Attachments

PROPOSAL TO AMEND THE COMPANY'S CODE OF REGULATIONS

The following proposal will be presented for action at the annual meeting by direction of the Board of Directors:

> RESOLVED, That ARTICLE III, Section 2 of the Company's Code of Regulations be amended to read as set forth in Appendix A to the proxy statement.

P&G's current Code of Regulations ("Regulations") divides the Board of Directors into three classes, each of which is elected for a three-year term. The action described above would change the Regulations to provide for annual election of all Directors. The Board recommends a vote **AGAINST** this amendment.

After careful consideration, the Board believes the current classified Board structure has provided significant stability and continuity benefits to the Company and its shareholders and should be retained. Nonetheless, the Board believes shareholders should have a voice on this issue and is submitting this matter for a binding vote.

Background

In 1985, the shareholders overwhelmingly approved by a vote of 74% of the shares outstanding (85% of the votes cast) amendments to the Regulations to eliminate the annual election of all Directors and provide for the current classified Board structure. At that time, a substantial majority of the shareholders concurred with the Board that the classified structure would ensure continuity of experienced Board members and effectively serve the long-term interests of the shareholders.

For a number of years, Mrs. Evelyn Y. Davis, Editor of *Highlights and Lowlights*, has submitted **non-binding** shareholder proposals recommending that the Board "take the necessary steps to reinstate the election of directors annually" based largely on the argument that annual elections help insure "that all directors will be more accountable to all shareholders." In 2003, 38% of the shares outstanding (56% of the votes cast) voted in favor of Mrs. Davis' **non-binding** shareholder proposal. Despite opposing the amendment, the Board acknowledges the opinions of shareholders who support annual election of all Directors. Accordingly, the Board is now submitting for shareholder consideration a **binding** action to provide for annual election of all Directors. The proposed amendment is attached as Appendix A.

Approval requires the affirmative vote of a majority of the outstanding shares. If this action is not approved, the current classified Board structure will stay in place. If the action is approved, the Regulations would provide for the annual election of all Directors after an initial phase-in period as follows:

a) current Directors, including those to be elected to three-year terms at the 2004 annual meeting, would continue to serve the remainder of their elected terms; and

b) starting with the annual meeting of shareholders in 2005, Directors would be elected annually, so that by the annual meeting of shareholders in 2007, all Directors would be elected annually.

Board Position:

Following the 2003 shareholder vote, the Board conducted an in-depth review including consultation with outside legal and governance experts. The Board unanimously concluded a move to the annual election of all Directors is not in the best interest of the Company or its shareholders and that the Company's current classified board should be preserved. The Board believes:

- **Classified boards promote continuity and stability that create long-term shareholder value.** With three-year terms, Directors develop a more detailed understanding of the Company's operations, maintain a longer-term perspective and can help preserve long-term Company strategies. This is why over 50% of the Standard & Poors 500 companies have classified boards.

- **P&G's current classified Board structure has served P&G shareholders well for the past 19 years.** During this period, earnings have doubled every 5-6 years; sales have doubled nearly every 10 years; and a $1,000 investment at that time with dividends reinvested is now worth almost $20,000. Over the past three years, earnings are up xx%; sales are up xx%; and P&G's share price has almost doubled. There is no reason to risk this kind of financial and business success or damaging the Board's continuity and stability with a move to annual election of all Directors.

- **Annual elections do not guarantee long-term success for any company.** Annual elections may encourage Directors to focus on shorter-term issues and may even encourage Directors to submit to short-term pressures. Special interests trying to exert such short-term pressures often act inconsistently with the long-term well-being of the Company and its shareholders.

- **The classified Board structure does not preclude an unsolicited takeover.** Classified boards do provide greater shareholder protection in the event of a takeover attempt for less than fair value. They help ensure the necessary time and perspective to determine if the bid is adequate and fair, negotiate fairer value or seek more beneficial alternatives that maximize shareholder value.

P&G has been in operation for more than 167 years. Continuity, stability and long-term focus have been hallmarks of P&G's success, and should continue to be. The

Company has benefited from Directors who have a depth of history and experience with P&G. There is no good reason to change a system that is working well.

The Directors believe that shareholders and the Company are best served by maintaining the current classified Board structure. As such, **the Board of Directors recommends a vote AGAINST this amendment.**

Appendix A

ARTICLE III, Section 2 of the Regulations of the Company shall be amended in its entirety to read as follows:

ARTICLE III

Board of Directors

Section 2. *Election and Term.* Except as otherwise provided by law, the Articles of the Company or these Regulations, Directors shall be elected at the annual meeting of shareholders to serve one-year terms and until their successors are elected and qualified; provided, however, that Directors serving on the date of the annual meeting of shareholders in 2004, including those elected at such meeting, shall continue to serve the remainder of their elected terms. The number of Directors of the Company shall be fixed from time to time in accordance with these Regulations and may be increased or decreased as herein provided.

~~SECTION 2. *Election and Term.* Except as otherwise provided by law, the Articles of the Company or these Regulations, Directors shall be elected at the annual meeting of shareholders to serve until the end of the term to which they are elected and until their successors are elected and qualify. The number of Directors of the Company shall be fixed from time to time in accordance with these Regulations and may be increased or decreased as herein provided. The Board of Directors shall be divided into three classes, as nearly equal in number as the then total number of Directors constituting the whole Board permits, it not being required that each class have the same number of members if such is mathematically impossible, with the term of office of one class expiring each year. At the annual meeting of shareholders in 1985, Directors of the first class shall be elected to hold office for a term expiring at the next succeeding annual meeting, Directors of the second class shall be elected to hold office for a term expiring at the second succeeding annual meeting and Directors of the third class shall be elected to hold office for a term expiring at the third succeeding annual meeting. Thereafter, at each annual meeting of shareholders the successors to the class of Directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting after such election. In the event of any increase in the number of Directors of the Company, the additional Director or Directors shall be so classified that all classes of Directors shall be as nearly equal as may be possible. In the event of any decrease in the number of Directors of the Company, all classes of Directors shall be decreased as nearly equally as may be possible.~~

P&G

A. G. Lafley
Chairman of the Board
President and Chief Executive

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH 45202-3315
(513) 983-2605 phone
(513) 983-9181 fax
lafley.ag@pg.com
www.pg.com

July 13, 2004

Mrs. E. Y. Davis
Highlights and Lowlights
Watergate Office Building
2600 Virginia Ave., NW, Suite 215
Washington, D.C. 20037
(via fax: 202-338-7084)

Dear Mrs. Davis,

Enclosed is the proxy proposal we have been discussing. As you will see, we have credited you for initiating the proposal, recognized the results of the vote at last year's Annual Meeting, and briefly summarized the case for the annual election of Directors.

The P&G Board and Management (including myself) have taken action to substantially implement your proposal by submitting the matter to a binding shareholder vote in this year's 2004 proxy statement. If the proposal receives more than a 50% vote of outstanding shares, it will become effective immediately.

However, as both Chuck Lee and I have tried to explain to you, neither the P&G Governance Committee nor the P&G Board nor P&G Management support adoption of the proposal, because we believe, based on significant P&G and other company experience, that a staggered board is in the best interests of all shareholders because of the accountability, continuity, experience, and long-term perspective such board members bring to the Company's strategy, governance and business operations.

Today, at the July Governance Committee meeting and again at the July Board of Directors meeting, the Directors reaffirmed their unanimous support for a staggered board for The Procter & Gamble Company.

Mrs. Davis, we both believe strongly in our different points of view. In the end, we must agree to disagree. We will submit the issue to Procter & Gamble shareholders for a binding vote at the October meeting.

As per your request, we are faxing this confidential (for your eyes only). In addition, we are mailing a hard copy via FedEx overnight mail.

Very truly yours,

A. G. Lafley

AGL:kbk (1197)
attachment
cc Mr. C. R. Lee

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

(202) 737-7755
[redacted]

June 30,2004

Office of Chief Counsel
Division of Corporation Finance
SEC,D.C.

Gentlemen and Ladies:

Proctor and GAMBLE has NOT and is NOT planning to substantially IMPLEMENT my proposal to end the stagger system. On the contrary by recommending a VOTE AGAINST their proposal, it all but kills the elimination of the stagger system, since USUALLY shareholders follow managements recommendations.

Also, NOWHERE in MY resolution do I make any references to "hostile takeovers' I merely note that directors will become or MAY become more responsivel to shareholders(just read MY resolutim AGAIN).

By the time that P&Gwill discuss this matter again with me(now the end of July) MOST likely they will already have FILED their preliminary proxy statement.

Chuck Lee- the chairman of P&G's governance committee was the chairman of VERIZON which does HAVE amnual election of ALL directors, as does United Technologies where he also is on the Board(I am also a shareholder in those companies).

Sincerely
Mrs. Evelyn Y.Davis

P.S. I reiterate
IF P&G's CEO A.G. Lafley will discuss the WORDING with me, ~~prior~~and WE agree and they will make a recommendation FOR voting to declassify the Board, then I will be happy to withdraw MY resolution, as I have done in the last two years at : STARWOOD, MERCK,LUCENT, HOST MARRIOTT,CARR AMERICAN BRISTOL MYERS, DOW JONES and others. P&G should do the same.

CC A.G. LAFLEY, CEO P&G

IF the Division does NOT agree, I do ask for a review by the FULL COMMISSION. (NO favotitism to just the AFL CIO)

EVELYN Y. DAVIS

Editor

HIGHLIGHTS AND LOWLIGHTS



Watergate Office Bldg., Suite 215
2600 Virginia Ave., N.W.
Washington, D.C. 20037

Phone (202) 737-7755
~~(202) 338-6989~~

Facsimile Transmission

TO: ~~Alan Keller, HIMSELF ONLY~~ FAX: 942-9526

ATTN:

TIME: ~~3.40P.M.~~ DATE: ~~June 30,2004~~

PAGES: (including cover page) ~~two~~

COMMENTS:

P&G

A. G. Lafley
Chairman of the Board
President and Chief Executive

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH 45202-3315
(513) 983-2605 phone
(513) 983-9181 fax
lafley.ag@pg.com
www.pg.com

RECEIVED
2004 JUN 10 PM 2:50
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

June 8, 2004

Mrs. Evelyn Y. Davis, Editor
Highlights and Lowlights
Watergate Office Building
2600 Virginia Ave. N. W. Suite 215
Washington, DC 20037
(via fax: 202-737-7755)

Dear Evelyn:

This letter follows up on the status of your shareholder proposal requesting that the P&G Board take the actions necessary to move to the annual election of all Directors.

Since the 2003 shareholders meeting, the Governance & Nominating Committee, led by Chairman Charles Lee, conducted an extensive analysis of P&G's classified Board structure. This included advice and counsel from outside experts with both the Committee and full Board.

The final deliberations took place today and the Board came to a unanimous decision to include in the Company's 2004 proxy a binding resolution to declassify the Board, but to recommend a vote AGAINST the resolution. On the one hand, P&G's Board wants to be responsive to your and other shareholder concerns on important governance subjects, including the election of Directors. On the other hand, the Board strongly believes P&G and its shareholders have benefited, and will continue to benefit, from the classified Board structure.

P&G's classified Board has served the Company well for the past 19 years. We have been able to attract and retain Directors with strong business, organization, public policy and technical backgrounds. The continuity and stability provided by this structure have contributed significantly to the remarkable value created by the Company during this period. Importantly, the classified Board structure does not prevent a hostile takeover, nor does the annual election of all Directors result in a more independent or responsive Board, as some have argued.

Since we will include a binding resolution to declassify the Board in our proxy materials, we have filed a no-action request with the SEC seeking permission to exclude your non-binding proposal of November 21, 2003. As required by the applicable rules, we have enclosed with this letter a copy of our submission to the SEC.

Notwithstanding our request to the SEC, we would appreciate your voluntary agreement to withdraw your proposal. We are, of course, very willing to recognize your championship of the annual election of all Directors. After all, the Board's action responds to your initiative on this issue. Please let me know if you would be willing to do so.

Very truly yours,

A. G. Lafley

AGL:kbk (1155)
attachments

P.S. Evelyn, I am traveling the next four days. However, I will step out of a meeting to call on this important subject. Please advise Kathy King in my office the best time for me to call you. Thank you.

att: Martin Dunn
from Evelyn Y. Davis

P&G

A. G. Lafley
Chairman of the Board
President and Chief Executive

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH 45202-3315
(513) 983-2605 phone
(513) 983-9181 fax
lafley.ag@pg.com
www.pg.com

Fax 942-9525

July 13, 2004

Mrs. E. Y. Davis
Highlights and Lowlights
Watergate Office Building
2600 Virginia Ave., NW, Suite 215
Washington, D.C. 20037
(via fax: 202-338-7084)

Dear Mrs. Davis,

Enclosed is the proxy proposal we have been discussing. As you will see, we have credited you for initiating the proposal, recognized the results of the vote at last year's Annual Meeting, and briefly summarized the case for the annual election of Directors.

The P&G Board and Management (including myself) have taken action to substantially implement your proposal by submitting the matter to a binding shareholder vote in this year's 2004 proxy statement. If the proposal receives more than a 50% vote of outstanding shares, it will become effective immediately.

However, as both Chuck Lee and I have tried to explain to you, neither the P&G Governance Committee nor the P&G Board nor P&G Management support adoption of the proposal, because we believe, based on significant P&G and other company experience, that a staggered board is in the best interests of all shareholders because of the accountability, continuity, experience, and long-term perspective such board members bring to the Company's strategy, governance and business operations.

Today, at the July Governance Committee meeting and again at the July Board of Directors meeting, the Directors reaffirmed their unanimous support for a staggered board for The Procter & Gamble Company.

Mrs. Davis, we both believe strongly in our different points of view. In the end, we must agree to disagree. We will submit the issue to Procter & Gamble shareholders for a binding vote at the October meeting.

it was his N[illegible] request

As per ~~your request~~, we are ~~faxing this confidential~~ (~~for your eyes only~~). In addition, we are mailing a hard copy via FedEx overnight mail.

he is lying again.

Very truly yours,

A. G. Lafley

they are NOT substantially implementing My proposal
they Refuse to make any changes in their wording unlike the others

AGL:khk (1197)
attachment
cc Mr. C. R. Lee

PROPOSAL TO AMEND THE COMPANY'S CODE OF REGULATIONS

The following proposal will be presented for action at the annual meeting by direction of the Board of Directors:

> RESOLVED, That ARTICLE III, Section 2 of the Company's Code of Regulations be amended to read as set forth in Appendix A to the proxy statement.

P&G's current Code of Regulations ("Regulations") divides the Board of Directors into three classes, each of which is elected for a three-year term. The action described above would change the Regulations to provide for annual election of all Directors. The Board recommends a vote **AGAINST** this amendment.

After careful consideration, the Board believes the current classified Board structure has provided significant stability and continuity benefits to the Company and its shareholders and should be retained. Nonetheless, the Board believes shareholders should have a voice on this issue and is submitting this matter for a binding vote.

Background

In 1985, the shareholders overwhelmingly approved by a vote of 74% of the shares outstanding (85% of the votes cast) amendments to the Regulations to eliminate the annual election of all Directors and provide for the current classified Board structure. At that time, a substantial majority of the shareholders concurred with the Board that the classified structure would ensure continuity of experienced Board members and effectively serve the long-term interests of the shareholders.

For a number of years, Mrs. Evelyn Y. Davis, Editor of *Highlights and Lowlights*, has submitted **non-binding** shareholder proposals recommending that the Board "take the necessary steps to reinstate the election of directors annually" based largely on the argument that annual elections help insure "that all directors will be more accountable to all shareholders." In 2003, 38% of the shares outstanding (56% of the votes cast) voted in favor of Mrs. Davis' **non-binding** shareholder proposal. Despite opposing the amendment, the Board acknowledges the opinions of shareholders who support annual election of all Directors. Accordingly, the Board is now submitting for shareholder consideration a **binding** action to provide for annual election of all Directors. The proposed amendment is attached as Appendix A.

Approval requires the affirmative vote of a majority of the outstanding shares. If this action is not approved, the current classified Board structure will stay in place. If the action is approved, the Regulations would provide for the annual election of all Directors after an initial phase-in period as follows:

a) current Directors, including those to be elected to three-year terms at the 2004 annual meeting, would continue to serve the remainder of their elected terms; and

b) starting with the annual meeting of shareholders in 2005, Directors would be elected annually, so that by the annual meeting of shareholders in 2007, all Directors would be elected annually.

Board Position:

Following the 2003 shareholder vote, the Board conducted an in-depth review including consultation with outside legal and governance experts. The Board unanimously concluded a move to the annual election of all Directors is not in the best interest of the Company or its shareholders and that the Company's current classified board should be preserved. The Board believes:

- **Classified boards promote continuity and stability that create long-term shareholder value.** With three-year terms, Directors develop a more detailed understanding of the Company's operations, maintain a longer-term perspective and can help preserve long-term Company strategies. This is why over 50% of the Standard & Poors 500 companies have classified boards.

- **P&G's current classified Board structure has served P&G shareholders well for the past 19 years.** During this period, earnings have doubled every 5-6 years; sales have doubled nearly every 10 years; and a $1,000 investment at that time with dividends reinvested is now worth almost $20,000. Over the past three years, earnings are up xx%; sales are up xx%; and P&G's share price has almost doubled. There is no reason to risk this kind of financial and business success or damaging the Board's continuity and stability with a move to annual election of all Directors.

- **Annual elections do not guarantee long-term success for any company.** Annual elections may encourage Directors to focus on shorter-term issues and may even encourage Directors to submit to short-term pressures. Special interests trying to exert such short-term pressures often act inconsistently with the long-term well-being of the Company and its shareholders.

- **The classified Board structure does not preclude an unsolicited takeover.** Classified boards do provide greater shareholder protection in the event of a takeover attempt for less than fair value. They help ensure the necessary time and perspective to determine if the bid is adequate and fair, negotiate fairer value or seek more beneficial alternatives that maximize shareholder value.

P&G has been in operation for more than 167 years. Continuity, stability and long-term focus have been hallmarks of P&G's success, and should continue to be. The

Company has benefited from Directors who have a depth of history and experience with P&G. There is no good reason to change a system that is working well.

The Directors believe that shareholders and the Company are best served by maintaining the current classified Board structure. As such, **the Board of Directors recommends a vote AGAINST this amendment.**

Appendix A

ARTICLE III, Section 2 of the Regulations of the Company shall be amended in its entirety to read as follows:

ARTICLE III

Board of Directors

Section 2. *Election and Term.* Except as otherwise provided by law, the Articles of the Company or these Regulations, Directors shall be elected at the annual meeting of shareholders to serve one-year terms and until their successors are elected and qualified; provided, however, that Directors serving on the date of the annual meeting of shareholders in 2004, including those elected at such meeting, shall continue to serve the remainder of their elected terms. The number of Directors of the Company shall be fixed from time to time in accordance with these Regulations and may be increased or decreased as herein provided.

~~SECTION 2. *Election and Term.* Except as otherwise provided by law, the Articles of the Company or these Regulations, Directors shall be elected at the annual meeting of shareholders to serve until the end of the term to which they are elected and until their successors are elected and qualify. The number of Directors of the Company shall be fixed from time to time in accordance with these Regulations and may be increased or decreased as herein provided. The Board of Directors shall be divided into three classes, as nearly equal in number as the then total number of Directors constituting the whole Board permits, it not being required that each class have the same number of members if such is mathematically impossible, with the term of office of one class expiring each year. At the annual meeting of shareholders in 1985, Directors of the first class shall be elected to hold office for a term expiring at the next succeeding annual meeting, Directors of the second class shall be elected to hold office for a term expiring at the second succeeding annual meeting and Directors of the third class shall be elected to hold office for a term expiring at the third succeeding annual meeting. Thereafter, at each annual meeting of shareholders the successors to the class of Directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting after such election. In the event of any increase in the number of Directors of the Company, the additional Director or Directors shall be so classified that all classes of Directors shall be as nearly equal as may be possible. In the event of any decrease in the number of Directors of the Company, all classes of Directors shall be decreased as nearly equally as may be possible.~~

P&G

June 9, 2004

Chris B. Walther
Assistant Secretary
and Associate General Counsel

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH 45202-3315
(513) 983-7854 phone
(513) 983-2611 fax
walther.cb@pg.com
www.pg.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Evelyn Y. Davis for Inclusion in The Procter & Gamble Company 2004 Proxy Statement

Dear Sir or Madam:

For your consideration, enclosed please find six copies of correspondence from Mr. A. G. Lafley, The Procter & Gamble Company's Chairman of the Board, President and Chief Executive Officer to Ms. Evelyn Y. Davis confirming the filing of our no-action request dated Tuesday, June 8, 2004 with the U.S. Securities and Exchange Commission. This letter was not available when we filed our no action request on June 8, 2004.

Very truly yours,

Chris B. Walther
Associate General Counsel
The Procter & Gamble Company

CBW:jmh
Attachments

EVELYN Y. DAVIS
Editor
HIGHLIGHTS AND LOWLIGHTS
Watergate Office Building - Suite 215
2600 Virginia Ave., N.W.
Washington, D.C. 20037

(202) 737-7755

Re: Proctor & Gamble

June 16, 2004

Att: Martin Dunn and Alan Beller
Division of Corporate Finance
SEC
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen and Ladies:

I received a letter from P&G re MY resolution to end the stagger system. In NO WAY are they implementing MY proposal. Their proposal is not substantially the SAME as MINE, because they RECOMMEND A VOTE AGAINST abolishing the stagger system. THEY ARE TRYING TO DOUBLE CROSS ME!!! At the 2003 annual meeting, they implied they WERE ADOPTING MY PROPOSAL, but they BACKED OUT, so I resubmitted my proposal.

If A. G. Lafley, CEO of P&G, will adopt my proposal, with wording to MY satisfaction, including the language that THEY WILL RECOMMEND a VOTE FOR my proposal, then of course I will be happy to withdraw my proposal, as I have at many companies including BRISTOL MYERS SQUIBB, DOW JONES, CARR AMERICAN REALTY, LUCENT, HOST MARRIOTT, MERCK, STARWOOD and others. But, if the changes do NOT include a recommendation to vote for THE proposal, instead of AGAINST, then I WILL NOT withdraw my proposal, because it is NOT the same proposal, but a DOUBLE CROSS. Should the Division NOT agree with me, then I ASK for a review by the FULL COMMISSION prior to P&G's filing of the 2004 proxy statement.

Sincerely,

Mrs. Evelyn Y. Davis

Mrs. Evelyn Y. Davis

CC: A.G. Lafley, CEO, P&G

EVELYN Y. DAVIS
Editor
HIGHLIGHTS AND LOWLIGHTS
Watergate Office Building - Suite 215
2600 Virginia Ave., N.W.
Washington, D.C. 20037

(202) 737-7755

Re: Proctor & Gamble

June 16, 2004

Att: Martin Dunn and Alan Beller

Division of Corporate Finance
SEC
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen and Ladies:

I received a letter from P&G re MY resolution to end the stagger system. In NO WAY are they implementing MY proposal. Their proposal is not substantially the SAME as MINE, because they RECOMMEND A VOTE AGAINST abolishing the stagger system. THEY ARE TRYING TO DOUBLE CROSS ME!!! At the 2003 annual meeting, they implied they WERE ADOPTING MY PROPOSAL, but they BACKED OUT, so I resubmitted my proposal.

If A. G. Lafley, CEO of P&G, will adopt my proposal, with wording to MY satisfaction, including the language that THEY WILL RECOMMEND a VOTE FOR my proposal, then of course I will be happy to withdraw my proposal, as I have at many companies including BRISTOL MYERS SQUIBB, DOW JONES, CARR AMERICAN REALTY, LUCENT, HOST MARRIOTT, MERCK, STARWOOD and others. But, if the changes do NOT include a recommendation to vote for THE proposal, instead of AGAINST, then I WILL NOT withdraw my proposal,because it is NOT the same proposal, but a DOUBLE CROSS. Should the Division NOT agree with me, then I ASK for a review by the FULL COMMISSION prior to P&G's filing of the 2004 proxy statement.

Sincerely,

Mrs. Evelyn Y. Davis

Mrs. Evelyn Y. Davis

CC: A.G. Lafley, CEO, P&G

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agreement on the wording, then I would withdraw it on my own."

P&G now elects its 16-member board of directors in three classes for staggered three-year terms. Many corporate governance experts argue that annual election of the entire board makes the directors more accountable to shareholders.

P&G has said that the staggered board helps ensure a certain number of experienced directors. Shareholders approved that system in 1985.

E-mail cpeale@enquirer.com

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6/16/04

Wednesday, June 16, 2004

P&G to allow vote on board

By Cliff Peale
The Cincinnati Enquirer

Procter & Gamble Co. will accede to shareholders' wishes and allow them to vote this fall on the annual election of its entire board of directors.

But P&G still could oppose the proposal.

The Cincinnati-based maker of Tide, Bounty and Folgers said it will include the binding proposal in its proxy statement that will be mailed to shareholders in August for the annual meeting in October. Last year, 56 percent of shareholders approved an advisory resolution asking for the change even after P&G recommended that shareholders reject it.

This year's resolution, if approved, would actually change the P&G rules.

Shareholder activist Evelyn Davis, who proposed last year's advisory resolution, submitted a similar one this year. But P&G has asked the U.S. Securities and Exchange Commission for permission to exclude the proposal from this year's proxy because it will propose the change itself, spokeswoman Linda Ulrey said.

"This is outrageous what they are doing," said Davis, who said she has talked to P&G chairman and chief executive A.G. Lafley about the resolution. "If we could come to an

6/16/04